CONFIDENTIAL

NON-PUBLIC

SEC

18000759

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-66846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SharesPost Financial Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 Pine Street, 6th Floor

(No. and Street)

San Francisco (City) **CA** (State) **94104** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marie Jorajuria **(650) 472-3914**

(Area Code – Telephone No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2018
DIVISION OF TRADING & MARKETS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Deloitte & Touche LLP

(Name – *if individual, state, last, first, middle name*)

555 Mission Street, Sutie 1400 San Francisco (Address) (City) **CA** (State) **94105** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, Marie Jorajuria, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **SharesPost Financial Corporation**, as of **December 31, 2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Subscribed and sworn to before me
this 28th day of February 2018

SEE ATTACHED (2/28/18)

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Shareholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco)

On 2/28/18 before me, David T Tulabut, Notary Public
(insert name and title of the officer)

personally appeared MARIE TORASVKIA,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

DAVID T. TULABUT
Notary Public – California
San Francisco County
Commission # 2205912
My Comm. Expires Jul 17, 2021

WITNESS my hand and official seal.

Signature ______________ (Seal)

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel:+1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of SharesPost Financial Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SharesPost Financial Corporation as of December 31, 2017, the related statements of operations, shareholder's equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules (Schedule I: Computation for Determination of Net Capital Requirements Pursuant to Rule 15c3-1; Schedule II: Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3; Schedule III: Information Relating to the Possession Or Control Requirements Under Rule 15c3-3; and Schedule IV: Reconciliations Pursuant to Rules 15c3-1 and 15c3-3) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 28, 2018

We have served as the Company's auditor since 2017.

CONFIDENTIAL

SharesPost Financial Corporation

Statement of Financial Condition
December 31, 2017

Assets

Cash	$1,807,567
Cash segregated and on deposit for regulatory purposes	1,173,459
Commissions receivable	953,303
Internally developed software-net	1,529,737
Other assets	172,329
Total Assets	$5,636,395

Liabilities and Shareholder's Equity

Liabilities:	
Accrued bonus compensation	$1,418,287
Payable to brokerage clients	669,990
Accrued expenses and other liabilities	715,547
Due to affiliates	465,649
Total Liabilities	3,269,473
Shareholder's equity:	
Common stock, 20,000,000 shares of $0.001 par value authorized and 105,000 shares issued and outstanding	105
Additional paid-in capital	3,519,539
Accumulated deficit	(1,152,722)
Total shareholder's equity	2,366,922
Total liabilities and shareholder's equity	$5,636,395

See Accompanying Notes to the Financial Statements

SharesPost Financial Corporation
Notes to Financial Statements
December 31, 2017

1. ORGANIZATION AND NATURE OF OPERATIONS

SharesPost Financial Corporation (the "**Company**"), formerly known as Perlinski & Associates, was incorporated in the State of California on December 3, 2004. The Company is a wholly-owned subsidiary of SharesPost, Inc. (the "**Parent**"). The Company is registered with the Securities and Exchange Commission ("**SEC**") as a securities broker-dealer and an alternative trading system ("**ATS**") and is a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**"). The Company primarily operates as a broker-dealer in private securities transactions.

From the period January 1, 2017 to March 31, 2017, the Company claimed an exemption under Rule 15c3 3(k)(2)(ii). In April 2017, the Company expanded its business activities, specifically related to (1) receipt and custody of customer funds and unregistered securities; and, (2) aid in the transfer of ownership of such securities. In connection with the expansion the Company operates pursuant to the full provisions of SEC Rule 15c3-3 and its minimum net capital requirement is $250,000 pursuant to SEC Rule 15c3-1(a)(2)(i).

2. BASIS OF PRESENTATION, FINANCIAL STATEMENT DESCRIPTIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation—These financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates—The preparation of the financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period presented. These estimates are based on information available as of the date of the financial statements; therefore, actual amounts may differ from these estimates.

Cash—The Company maintains its cash in bank deposit accounts with commercial banks and financial institutions which at times exceed federally insured limits. The Company has not experienced any losses in such accounts.

Cash segregated and on deposit for regulatory purposes —Pursuant to applicable regulations, client cash balances are segregated into accounts maintained for the exclusive benefit of clients.

Fair Value Measurements—The Company measures the fair value of its assets and liabilities for financial reporting or disclosure purposes using methods and assumptions that are appropriate in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy

requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant.

Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible by the Company.

Level 2—Quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3—Unobservable inputs that are significant to the fair value of the assets or liabilities. The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the assets or liability.

Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period. There were no transfers between levels during the period ended December 31, 2017.

Internally Developed Software—Net—Capitalized internally developed software is stated at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets of 4 years. The Company capitalizes the development of its back-office and client facing technologies in accordance with *ASC 350-40, Internal Use Software*. The Company outsources the development of its technologies to various third parties and capitalizes costs incurred in the application development stage. Training, maintenance, repairs and minor replacements are charged to expense when incurred.

Goodwill and Other Intangibles—Goodwill was acquired through the purchase of a broker-dealer, which was later renamed to SharesPost Financial Corporation, and is recorded in other assets on the balance sheet at $55,000.

The Company evaluates goodwill for impairment on an annual basis and in periods when events or changes indicate the carrying value may not be recoverable. For the year ended December 31, 2017, the Company elected to perform a qualitative analysis to determine

whether it was more likely than not that the fair value of its equity was less than the carrying value. As a result of this assessment, the Company determined that it was not necessary to perform a quantitative impairment test and concluded that its goodwill was not impaired at December 31, 2017.

Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred taxes assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating losses, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of the operations in the period that includes the enactment date. Deferred income tax expense (benefit) represents the change during the periods in the deferred tax assets and deferred tax liabilities. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax assets will not be realized.

The company evaluates and accounts for uncertain tax positions in accordance with *ASC 740, Income Taxes*. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

The Company is subject to routine audits by taxing jurisdictions, however, there are currently no audits in progress. The Company remains subject to examinations by U.S. Federal and various state authorities for year ending December 31, 2013 and after.

Commissions—Commissions primarily consist of fees charged to the Company's clients for acting as a transaction specialist - introducing sellers and buyers of private company securities and facilitating transactions between such parties and the issuer. Commissions are generally charged to both the seller and buyer and are generally based on a percentage of the transaction size, which vary based on the size of transaction and are subject to negotiation on a per transaction basis with the transaction participants. Commission fees are recognized at the time the issuer notifies the Company and the transacting parties that the transaction has been completed.

Commission Sharing—Commission sharing consists of commission sharing and client referral agreements in which the Company pays a third party for the introduction of individuals or entities who are interested in either purchasing or selling securities in a private placement transaction. The Company recognizes the commission sharing expense at the

time the corresponding revenue is earned. In accordance with *ASC 605-45 – Principal Agent Considerations*, the Company has determined it appropriate to present the commission earned and expense incurred on a gross basis in the Statement of Operations as it is the primary obligor in the transaction.

3. NEW ACCOUNTING STANDARDS

New Accounting Standards Not Yet Adopted

In May 2014, FASB issued *ASU 2014-09, "Revenue from Contracts with Customers (Topic 606),"* which provides new guidance on revenue recognition. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts the timing of the related transfer of goods or performance of services at an amount that reflects the expected consideration. The FASB has subsequently issued several amendments to the standard, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. Entities may elect either full or modified retrospective transition. Full retrospective transition will require a cumulative effect adjustment to retained earnings as of the earliest comparative period presented. Modified retrospective transition will require a cumulative effect adjustment to retained earnings as of the beginning of the reporting period in which the entity first applies the new guidance.
The Company plans to adopt the revenue recognition guidance in 2018. The Company has not yet selected a transition method and continues to evaluate the impact the new guidance will have on its consolidated financial statements.

4. RECEIVABLES FROM CLIENTS AND CLEARING ORGANIZATIONS

On December 31, 2017, the Company had $953,303 in commission receivables with respect to completed transactions in private company shares due from transacting parties.

The Company uses delinquency status of receivables from clients and clearing organizations and records an allowance for doubtful accounts, as needed. No allowance was recorded as of December 31, 2017.

5. RELATED PARTY TRANSACTIONS

The Company is party to an expense-sharing agreement with the Parent, effective January 2012 (the "Expense Agreement") and superseded by a services agreement with the Parent effective February 2017 (the "Services Agreement"). The Services Agreement allows the Parent to provide certain services to the Company and allocate certain direct and indirect expenses to the Company.

Under the Services Agreement, the Parent allocates to the Company a pro-rata amount of compensation and benefits of Parent personnel performing functions in support of the

Company, occupancy costs, including rent, technology and communication costs and professional services. The pro-rata allocation of these costs is based on an estimated amount of the use of such services by the Company, which is reviewed at least annually.

The Parent allocated the following pro-rata amounts to the Company:

		December 31, 2017
Compensation and benefits	$	1,488,237
Occupancy		505,304
Technology development, network and communications		148,466
Professional Services		59,123
Total	$	2,201,130

The Parent has adopted a stock option plan under which it grants to its employees, including those employees which are shared with the Company under the Services Agreement, options to purchase the Parent's stock. None of the option awards granted or the related expenses of the Parent are allocated to the Company as the parties to the Services Agreement agree that awards are granted for the individual's support of the Parent's long term strategic goals, profitability, and growth, regardless of the individual's role within the organization. The equity awards are treated in this manner as they are indirect expenses of the Company.

On April 1, 2014, the Company entered into a non-exclusive placement agency agreement with an affiliate of the Parent and the Company (the "**Affiliate Placement Agreement**"). The Affiliate Placement Agreement allows the Company to act as a placement agent with respect to funds formed by the affiliate for the purpose of investing in private equity securities on a best efforts basis. In consideration for the services rendered by the Company, the affiliate pays the Company thirty-five percent (35%) of the net service fees received by the affiliate pursuant to the offering and operating agreements of the funds. For the year ended December 31, 2017, the amounts earned as placement fee revenue by the Company pursuant to the terms of the Affiliate Placement Agreement was $161,340.

An affiliate of the Company is an advisor to the SharesPost 100 Fund (the "**Fund**"), a Delaware statutory trust registered under the Investment Company Act of 1940, as amended, as a non-diversified, closed-end, management investment company that is operated as an interval fund. The Fund invests in the equity securities of certain private, operating, late-stage, growth companies primarily comprising the SharesPost 100, a list of companies selected and maintained by the affiliate of the Parent. During 2017, the Company facilitated transactions in private company securities in which the Fund was the buyer of such securities. In accordance with policies established by the Fund, the Company

is limited in the commission it may charge the seller it represents in transactions with the Fund. For 2017, the Company's commission charged to sellers was $554,199 and was no greater than 7.0% per transaction which is included in Commissions.

In March 2017, the Company entered into a Commission Agreement with an affiliated entity with respect to a private placement of the affiliated entity's private company shares into an affiliated fund, for which it also acted as placement agent for the placement of the affiliated fund's units. The Company earned a private placement fee from the affiliated fund of $6,543 which is included in Commissions Revenue.

In October 2017, the Company entered into a Commission Agreement with an affiliated entity with respect to a sale of the affiliated entity's private company shares to a third party. The Company earned a commission fee of $22,000 which is included in Commissions Revenue.

6. INTERNALLY DEVELOPED SOFTWARE-NET

The Company provides private company information, valuation tools and curated content to its clients online. The cost the Company incurs to develop the valuation tools, the investment workflows and to display the content are capitalized and amortized over their expected useful life, which the Company has estimated to be four years. On December 31, 2017, the Company had $1,529,737 in unamortized internally developed software.

	2017
Beginning balance	$ 786,001
Additions	1,027,355
Disposals	-
Amortization	(283,619)
Ending balance	$1,529,737

Expected amortization expense for the next four years is as follows:

Year	Amortization
2018	$ 497,552
2019	469,293
2020	406,507
2021	156,385
Total	$1,529,737

7. ACCRUED BONUS COMPENSATION

The Company has a compensation plan for its registered representatives by which such registered representatives earn a bonus on a quarterly basis equal to a percentage of commissions and placement fee revenues in excess of certain thresholds and less certain costs. The Company had an accrued bonus pool with respect to this compensation plan on December 31, 2017 of $1,251,102.

The Company has a compensation plan for employees, other than registered representatives, by which such employees earn an annual discretionary bonus based upon individual and Company performance metrics as determined by management and subject to approval by the Board of Directors. The Company had an accrued bonus pool with respect to this compensation plan on December 31, 2017 of $167,185.

8. INCOME TAXES

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Act"). The Act amends the Internal Revenue Code to reduce tax rates and modify policies, credits, and deductions for individuals and businesses. For businesses, the Act reduces the corporate federal tax rate from a maximum of 35% to a flat 21% rate. The rate reduction took effect on January 1, 2018.

At December 31, 2017, the Company had net deferred tax assets totaling $100,703. Under generally accepted accounting principles, the Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company's net deferred tax asset of $100,703 was determined at December 31, 2017 based on the Company's tiered then-current enacted federal tax rate of 34%. As a result of the reduction in the corporate income tax rate from 34% to 21% under the Act, the Company revalued its net deferred tax asset at December 31, 2017 from $143,350 to $100,703.

The Company files a consolidated federal tax return and a combined California state income tax return with the Parent. The Company's income tax expense is computed on a separate company basis. For the year ended 2017, the Company reported a net book income before tax of $152,000 and a tax expense on this net loss of $187,931.

Components – Current and Deferred Tax Expense (Benefit):

	December 31, 2017
Current:	
Federal	$ 40,166
State	13,569
Total:	53,735
Deferred:	
Federal	157,582
State	(23,386)
Total:	134,196
Total Tax Expense (Benefit):	$ 187,931

The tax effects of temporary differences and carry forwards that give rise to significant portions of the deferred tax assets and liabilities consist of the following:

	December 31, 2017
Deferred Tax Assets:	
Settlement reserve	$ 13,992
Unrealized loss on securities	64,270
Internally developed software	22,441
Total Deferred Tax Assets:	100,703
Total Deferred Tax Liabilities:	
Internally developed software	$ -
	-
Valuation Allowance	(100,703)
Total, Net Deferred Tax Asset (Liability):	$ -

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to a settlement reserve the company expects to pay in the future, internally developed software amortized for tax over 60 months and amortized for book over 48 months, and unrealized mark-to-market losses on the Company's investments. The Company provided a valuation allowance against its deferred tax assets at December 31, 2017 as the Company believes it will not realize its deferred tax assets based upon 2018 taxable income projections.

Uncertain Tax Positions:

The Company adopted the provisions of FASB *ASC 740-10* on January 1, 2009. The adoption of FASB ASC 740-10 did not result in any changes to tax assets or liabilities or tax expense (benefit) as the Company believes that all tax positions taken on tax returns filed with taxing authorities are certain and satisfy the more likely than not of being sustained standard.

The Company's tax expense rate differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary rate differences result from providing for state income taxes, from non-deductible tax items such as meals and entertainment, the decrease in the federal corporate income tax rate from 34% to 21% and recording a valuation allowance against deferred tax assets. Tax expense was increased by $100,703 by booking a valuation allowance against deferred tax assets.

9. FAIR VALUE OF ASSETS AND LIABILITIES

Financial instruments include cash, segregated cash, commissions receivable, payable to brokerage clients, accrued expenses and other assets and liabilities. The carrying amount of each of these instruments approximates its fair value due to the short-term nature and liquidity of the instruments.

The following table presents the carrying values and estimated fair values at December 31, 2017 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets					
Cash	$ 1,807,567	$ 1,807,567	$ -	$ -	$ 1,807,567
Cash segregated and on deposit for regulatory purposes	1,173,459	1,173,459	-	-	1,173,459
Commissions receivable	953,303	953,303	-	-	953,303
Other assets	117,329	117,329	-	-	117,329
Total Assets	$ 4,051,658	$ 4,051,658	$ -	$ -	$ 4,051,658
Liabilities					
Liabilities:					
Accrued bonus compensation	$ 1,418,287	$ 1,418,287	$ -	$ -	$ 1,418,287
Payable to brokerage clients	669,990	669,990	-	-	669,990
Accrued expenses and other liabilities	715,547	715,547	-	-	715,547
Due to affiliates	465,649	465,649	-	-	465,649
Total Liabilities	$ 3,269,473	$ 3,269,473	$ -	$ -	$ 3,269,473

10. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate

indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $618,402, which was $368,402 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 2.6364 to 1. In January 2018, the Parent contributed $1,000,000 of capital to the Company.

The Company is also subject to the SEC Customer Protection Rule (SEC Rule 15c3-3), which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. Amounts included in cash segregated and on deposit for regulatory purposes represent actual balances on deposit; whereas, cash required to be segregated and on deposit for regulatory purposes at December 31, 2017 totaled $723,490. On January 2, 2018, the Company withdrew $449,969 from its segregated reserve bank accounts.

11. CONTINGENCIES AND OTHER REGULATORY MATTERS

Legal Matters—The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at its best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, The Company believes that the final disposition of such matters will not have a material adverse effect on the Company's consolidated financial statements.

Regulatory Matters—The Company operates as a SEC registered securities broker-dealer and FINRA member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company or any of its subsidiaries.

12. SUBSEQUENT EVENTS

There are no other subsequent events other than the capital contribution described in Note 10.